UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  JUNE 23, 2006


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TREASURY STOCK

REDUCTION OF THE SHARE CAPITAL AND HOLDING OF OWN SHARES (23 JUNE
2006)

At Novo Nordisk's ordinary general meeting on 8 March 2006 it was decided to reduce the company's B share capital from nominally DKK 601,901,120 B share capital to nominally DKK 566,432,800 B share capital by cancellation of nominally DKK 35,468,320 of the company's holding of own B shares.

Novo Nordisk has registered the final implementation of the reduction of the share capital with the Danish Commerce and Companies Agency and cancelled nominally DKK 35,468,320 B shares. After the reduction of the share capital, the company's share capital is nominally DKK 673,920,000, which is divided into an A share capital of nominally DKK 107,487,200 and a B share capital of nominally DKK 566,432,800.

HOLDING OF OWN SHARES

In the company's stock exchange announcement no 17 of 28 April 2006, it was stated that Novo Nordisk A/S and its wholly-owned affiliates owned 31,748,746 of its own B shares corresponding to a total nominal value of DKK 63,497,492 or 8.95% of the total share capital.

Since 28 April 2006 a total of 510,000 B shares were repurchased by Novo Nordisk A/S, and 298,362 B shares were disposed of to employees who exercised options granted by Novo Nordisk.

Following the cancellation of nominally DKK 35,468,320 (17,734,160 shares) of the company's own B shares and with reference to Section 28 of the Danish securities Trading Act, it is announced that Novo Nordisk A/S and its wholly-owned affiliates as per 23 June 2006 own 14,226,224 of its own B shares. This corresponds to a total nominal value of DKK 28,452,448 B shares or 4.22% of the total share capital.

Novo Nordisk is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 22,500 employees in 79 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

For further information please contact:
Media:                      Investors:

Outside North America:      Outside North America:

Elin K Hansen               Mogens Thorsager Jensen
Tel: (+45) 4442 3450        Tel: (+45) 4442 7945

                            Christian Qvist Frandsen
                            Tel: (+45) 4443 5182

In North America:           In North America:
Susan T Jackson             Mads Veggerby Lausten
Tel: (+1) 609 919 7776      Tel: (+1) 609 919 7937

Stock Exchange Announcement no 24 / 2006

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: JUNE 23, 2006                           NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer